UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)


                      Sunshine Mining and Refining Company
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                   867833-60-0
                                  ------------
                                 (CUSIP Number)


                                John A. Motulsky
                        Stonehill Capital Management LLC
                        126 East 56th Street - 9th Floor
                            New York, New York 10022
                                 (212) 739-7474
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  March 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

CUSIP No. 867833-60-0
---------------------



1    NAME OF REPORTING PERSON                          Stonehill Offshore
                                                       Partners Limited

     S.S. or I.R.S. IDENTIFICATION NO.                 N.A.
     OF ABOVE PERSON

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2    CHECK THE APPROPRIATE BOX IF A                    (a)  [X]
     MEMBER OF A GROUP
                                                       (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                   00



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR             [_]
     2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION              Cayman Islands



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                  11,483,635

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER                0
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER             11,483,635

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER           0
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY                     11,483,635
     OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES               [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY                   24.2%
     AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                          CO



--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON                          Stonehill Institutional
                                                       Partners, L.P.
     S.S. or I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON                                   13-3982121

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A                    (a)  [X]
     MEMBER OF A GROUP
                                                       (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                   00



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR             [_]
     2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                  5,999,544

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER                0
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER             5,999,544

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER           0
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY                     5,999,544
     OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES               [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY                   12.6%
     AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                          PN


     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock ("Common Stock") of Sunshine Mining and Refining Company (the "Issuer") beneficially owned by Stonehill Offshore Partners Limited and Stonehill Institutional Partners,

L.P. (collectively, the "Stonehill Entities") as of March 31, 2002 and amends and supplements the Schedule 13D filed by the Stonehill Entities dated February 5, 2001 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

Item 2.           Identity and Background
-------           -----------------------

     The Stonehill Entities together own 17,483,179 shares (or 36.8 %) of Sunshine Common Stock. The Elliott Entities own an aggregate of 23,508,292 shares (or 49.6%) of Sunshine Common Stock. As a result of the Stockholders Agreement, each of the Stonehill Entities and each of the Elliott Entities may be deemed the beneficial owner of all of the shares owned by all of them for purposes of the Securities Exchange Act of 1934, as amended.

Item 5.           Interest in Securities of the Issuer
-------           ------------------------------------

     (a) Stonehill Offshore Partners Limited owns 11,483,635 shares of Sunshine Common Stock and Stonehill Institutional Partners, L.P. owns 5,999,544 shares of Sunshine Common Stock.

     (b) Each of the Stonehill Entities has the sole power to vote and the sole power to dispose of the shares owned by it, subject to the terms of the Stockholders Agreement.

     (c) Pursuant to their rights under the Call Option Agreement dated as of February 5, 2001 with Sunshine International Mining, Inc. and Sunshine Argentina, Inc., the Stonehill Entities exercised their call options to purchase an aggregate of 434 shares (or 43.4%) of the stock of Sunshine Argentina, Inc. (which owns the Pirquitas silver mine in Argentina). The Stonehill Entities tendered an aggregate of 1,112,821 shares of Sunshine Common Stock as the purchase price therefore (730,790 shares of Sunshine Common Stock tendered by Stonehill Offshore Partners Limited and 382,031 shares of Sunshine Common Stock tendered by Stonehill Institutional Partners, L.P.)

In addition, the following transactions in Sunshine Common Stock were effected by Stonehill Offshore Partners Limited and Stonehill Institutional Partners, L.P. during the past 60 days:


        Date               Number of Shares Sold                Price per Share
        ----               ---------------------                ---------------


      02/13/02                      6,700                             0.4100
      03/15/02                     25,000                             0.1660
      03/18/02                     40,000                             0.1050
      03/19/02                     40,000                             0.1200
      03/20/02                     20,000                             0.1000
      03/22/02                     30,000                             0.0900
      03/25/02                     40,000                             0.0900
      03/26/02                     70,000                             0.0900
      03/27/02                     50,000                             0.0900
      03/28/02                    155,000                             0.0865

     (d)            None

     (e)            Not applicable.



Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
------    ----------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

          The Current Report on Form 8-K dated March 6, 2002 filed by the Issuer is hereby incorporated by reference herein.

                                   SIGNATURES


     After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.


STONEHILL OFFSHORE PARTNERS LIMITED
By:  Stonehill Advisers LLC


By:      s/ John A. Motulsky                  April 8, 2002
    ----------------------------------
            John A. Motulsky
            Member


STONEHILL INSTITUTIONAL PARTNERS, L.P.


By:      s/ John A. Motulsky                  April 8, 2002
    ----------------------------------
            John A. Motulsky
            General Partner